October 31, 2018

Mr. John Stickel

Ms. Anne Parker

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

Tenaya Group Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed August 13, 2018

File No. 333-225261

Dear Mr. Stickel and Ms. Parker:

Tenaya Group Inc. submits this letter to you in response to your letter of September 6, 2018, which sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Amendment No. 2 to Form S-1 filed August 13, 2018

The Company does not have sufficient finds to meet its requirements for the next 12 months, page 4

1.

We note your response to our prior comment 4 and reissue in part. Please provide an estimate here of the amount of money needed to accomplish your goals over the next 12 months.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we amended the filing to provide an estimate of the money needed to accomplish our goals over the next 12 months.

Market for Common Equity and Related Stockholder Matters, page 10

2.

We note your response to our prior comment 9 and reissue in part. Consistent with your response and your disclosure on page 12, please revise the disclosure here to reflect that you have 46 shareholders and not 44.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we properly disclosed that we have 46 shareholders.

Business Strategy, page 11

3.

We note your response to our prior comment 7 and reissue in part. Please briefly provide some background as to your planned projects. “Wolves of Weed” and Weed Court”, as well as the timing and costs involved in commencing and completing such productions.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we amended the filing to include background, timing, and the costs involved in commencing and completing our planned projects “Wolves of Weed” and “Weed Court”.

Plan of Distribution, page 25

4.

We note your response to our prior comment 15 and reissue in part. Since the common stock being registered in this offering is for a fixed price of $0.05 per share, please delete the language that selling shareholders may sell “at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed.” Also, please delete the quoted language on page 2 that selling shareholders will sell at a fixed price of $0.05 per share “until the prices of our common stock are quoted on the OTC Pink and thereafter at prevailing market prices or privately negotiated prices”.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we amended the filing to delete the language quoted in your comment.

Unaudited Financial Statements, page F-1

5.

Please update your financial statements for the most recent interim period completed in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we updated our financial statements for the most recent interim period completed in accordance with Rule 8-08 of Regulation S-X.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Kevin Booth

President

Tenaya Group Inc.